EXHIBIT 99.1

Brookfield Infrastructure Reports First Quarter 2018 Results

BROOKFIELD, NEWS, May 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) today announced its results for the first quarter ended March 31, 2018.

	Three Months Ended March 31
US$ millions (except per unit amounts), unaudited	2018	2017
Net income (loss)[1]	$209	$16
– per unit[2,3]	$0.42	$(0.03)
FFO[4]	$333	$261
– per unit[5]	$0.85	$0.71

Brookfield Infrastructure reported net income for the quarter of $209 million ($0.42 per unit) compared to net income of $16 million (loss of $0.03 per unit) in the prior year. During the quarter, a gain of $209 million (net of tax) was recorded, relating to the sale of our investment in a Chilean electricity transmission business. Results from the period reflect better operating performance generated across the majority of our operations, which was offset by higher depreciation and foreign exchange.

FFO of $333 million increased by 28% compared to the prior year. Results reflect the contribution of new investments, as well as solid organic growth across our various businesses. Our payout ratio6 for the period was 68%, which remains within our target range of 60-70%.

“2018 is off to a good start. With the sale of our Chilean electricity transmission business, we continue to demonstrate our full cycle investment strategy,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The proceeds dramatically increased our total liquidity, which now stands at over $4 billion. We can use this substantial liquidity to fund our strong backlog of organic growth projects and opportunistically deploy into new investment initiatives on a value basis.”

Segment Performance

Our utilities segment contributed FFO of $169 million compared to $100 million in the prior year. This step-change increase was primarily attributable to the contribution from our Brazilian regulated gas transmission business acquired in April 2017, and to a lesser extent, an increase in our rate base and upward inflation adjustments in our other utility businesses.

Our transport segment reported FFO of $137 million in the period, compared to $123 million in the previous year. This increase was driven by higher tariffs and volumes in our Brazilian rail and South American toll road businesses. Results were partially offset by lower contribution from our ports business, and foreign exchange which reduced our results by $4 million.

Our energy segment generated FFO of $66 million, compared to $62 million in the same period last year.  This improvement captures the incremental contribution from new contracts, higher gas transport volumes and further equity invested into our North American natural gas transmission operations. Results were partially offset by lower contribution from our gas storage business that is being impacted by a weak spread environment.

Our communications infrastructure segment generated FFO of $19 million for the first three months of 2018, which remained unchanged from the prior year. The business delivered results in-line with expectations due to its stable and predictable cash flow profile.

The following table presents FFO by segment:

	Three Months Ended March 31
US$ millions, unaudited	2018	2017
FFO by segment
Utilities	$169	$100
Transport	137	123
Energy	66	62
Communications Infrastructure	19	19
Corporate	(58)	(43)
FFO	$333	$261

Update on Strategic Initiatives

We have executed on several initiatives that will contribute to our results and liquidity:

(I)  Chilean Electricity Transmission – In March, Brookfield Infrastructure closed on the sale of its 28% interest in Transelec for $1.3 billion ($1.1 billion net of tax), achieving a compound internal rate of return of approximately 18% on a pre-tax basis. Transelec provided us with strong and predictable cash flows, however, we see opportunities to reinvest the net proceeds from the sale at significantly higher returns.

(II)  Colombian Gas Distribution – The previously announced acquisition of a controlling interest in Gas Natural S.A. ESP, the second largest gas distribution network in Colombia, is advancing well. We initially acquired 11% and are currently progressing the second phase of the acquisition. Upon completion, this would result in Brookfield Infrastructure and its institutional partners owning a controlling interest in the company. In early April, we received anti-trust approval and once approvals have been received from the local securities regulator, we will launch a tender offer.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.47 per unit, payable on June 29, 2018 to unitholders of record as at the close of business on May 31, 2018. This distribution represents an 8% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7 and Series 9 have also been declared.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2018 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on May 2, 2018 at 9:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1623154/8FC855A267AD312DCC680DBB57788248 or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial +1-647-427-2311, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or +1-416-621-4642 (Conference ID: 2076389).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2018 were 276.6 million (2017 – 259.5 million).

3. Results in a loss on a per unit basis for the three months ended March 31, 2017 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2018 were 394.0 million (2017 – 369.5 million).

6. Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar 31, 2018	Dec 31, 2017

Assets
Cash and cash equivalents	$890	$374
Financial assets	206	196
Property, plant and equipment	10,090	9,937
Intangible assets	9,805	9,894
Investments in associates and joint ventures	4,685	5,572
Investment properties	199	192
Deferred income taxes and other	3,293	3,312
Total assets	$29,168	$29,477

Liabilities and partnership capital
Corporate borrowings	$1,279	$2,101
Non-recourse borrowings	8,179	8,063
Financial liabilities	1,360	1,313
Deferred income taxes and other	4,743	4,526
Total liabilities	15,561	16,003

Partnership capital
Limited partners	4,977	4,967
General partner	25	25
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,014	2,012
Interest of others in operating subsidiaries	5,839	5,875
Preferred unitholders	752	595
Total partnership capital	13,607	13,474
Total liabilities and partnership capital	$29,168	$29,477

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31,
US$ millions, except per unit information, unaudited	2018	2017

Revenues	$1,013	$656
Direct operating costs	(409)	(343)
General and administrative expenses	(58)	(51)
Depreciation and amortization expense	(193)	(120)
	353	142
Interest expense	(114)	(94)
Share of (losses) earnings from associates and joint ventures	(5)	23
Mark-to-market on hedging items	(36)	(37)
Gain on sale of associate	338	—
Other (expenses) income	(24)	24
Income before income tax	512	58
Income tax expense
Current	(170)	(12)
Deferred	(15)	—
Net income	327	46
Non-controlling interest of others in operating subsidiaries	(118)	(30)
Net income attributable to partnership	$209	$16

Attributable to:
Limited partners	122	(8)
General partner	35	28
Non-controlling interest – redeemable partnership units held by Brookfield	52	(4)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$0.42	$(0.03)

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2018 was 276.6 million (2017 – 259.5 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31,
US$ millions, unaudited	2018	2017

Operating Activities
Net income	$327	$46
Adjusted for the following items:
Losses (earnings) from investments in associates and joint ventures, net of distributions received	9	(5)
Depreciation and amortization expense	193	120
Mark-to-market on hedging items, provisions and other	69	21
Gain on sale of associate	(338)	—
Deferred income tax expense	15	—
Change in non-cash working capital, net	191	(4)
Cash from operating activities	466	178

Investing Activities
Net proceeds from (investments in):
Associates	1,274	(49)
Long-lived assets	(175)	(134)
Financial assets	(25)	(96)
Net settlement of foreign exchange contracts	(54)	(30)
Cash from (used by) investing activities	1,020	(309)

Financing Activities
Distributions to limited and general partners	(228)	(194)
Net (repayments) borrowings:
Corporate	(789)	683
Subsidiary	60	(41)
Issuance of preferred units	157	220
Issuance of partnership units	4	6
Subsidiary distributions to non-controlling interest, net of capital provided	(175)	(14)
Cash (used by) from financing activities	(971)	660

Cash and cash equivalents
Change during the period	$515	$529
Impact of foreign exchange on cash	1	8
Balance, beginning of period	374	786
Balance, end of period	$890	$1,323

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended March 31,
US$ millions, unaudited	2018	2017

Adjusted EBITDA
Utilities	$203	$128
Transport	178	165
Energy	79	86
Communications Infrastructure	23	22
Corporate	(58)	(51)
Total	425	350

Financing costs	(112)	(110)
Other income	20	21
Funds from operations (FFO)	333	261

Depreciation and amortization	(210)	(158)
Deferred taxes and other items	86	(87)
Net income attributable to the partnership	$209	$16

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three months ended March 31,
US$, unaudited	2018	2017

Earnings (loss) per limited partnership unit[1]	$0.42	$(0.03)
Add back or deduct the following:
Depreciation and amortization	0.53	0.43
Deferred taxes and other items	(0.10)	0.31
FFO per unit[2]	$0.85	$0.71

1.   Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2018 was 276.6 million (2017 – 259.5 million).
2.   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2018 was 394.0 million (2017 –  369.5 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Mar 31, 2018	Dec 31, 2017

Assets
Operating groups
Utilities	$2,366	$3,290
Transport	4,067	4,116
Energy	1,820	1,806
Communications Infrastructure	650	614
Cash and cash equivalents	557	205
	$9,460	$10,031

Liabilities
Corporate borrowings	$1,279	$2,101
Other liabilities	1,165	926
	2,444	3,027
Capitalization
Partnership capital	7,016	7,004
	$9,460	$10,031

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.